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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

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                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Hallwood Energy Corporation
                           (Name of Subject Company)

                          Hallwood Energy Corporation
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 per share
         Series A Cumulative Preferred Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   40636X105
                                   40636X204
                     (CUSIP Number of Class of Securities)

                              William L. Guzzetti
                                   President
                          Hallwood Energy Corporation
                         4610 S. Ulster St., Suite 200
                                Denver, CO 80237
                                 (303) 850-7373
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

                                    Copy To:

                              W. Alan Kailer, Esq.
                Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                              Dallas, Texas 75202
                                 (214) 855-4500

[_] Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

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ITEM 1. Subject Company Information

  (a) Name and Address: The name of the subject company is Hallwood Energy Corporation, a corporation incorporated in Delaware ("Hallwood"). The address of the principal executive and operating offices of Hallwood is 4610 Ulster Street, Suite 200, Denver, CO 80237. The business telephone number of Hallwood is (800) 882-9225.

  (b) Securities. The title of the classes of equity securities to which this
Schedule 14D-9 relates are the common stock, par value $0.01 per share, and associated preferred share purchase rights (the "Common Stock"), and Series A Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of Hallwood. The Common Stock and the Preferred Stock are collectively referred to as the "Shares." As of March 9, 2001 there were 9,659,239 shares of Common Stock issued and outstanding and 2,263,573 shares of Preferred Stock issued and outstanding.

ITEM 2. Identity and Background of Filing Person

  (a) Name and Address. The name, business address and business telephone of Hallwood, which is the subject company and the person filing this statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

  (b) Tender Offer. This Schedule 14D-9 relates to the offer (the "Tender Offer") of Pure Resources II, Inc., a Delaware corporation ("the Purchaser") and an indirect wholly-owned subsidiary of Pure Resources, Inc., a Delaware corporation ("Pure Resources"), to purchase all of the issued and outstanding shares of Common Stock of Hallwood for $12.50 per share net to the stockholder in cash and all of the issued and outstanding shares of Preferred Stock of Hallwood for $10.84 per share net to the stockholder in cash. The principal executive offices of the Purchaser are at 500 West Illinois, Midland, TX 79701.

  The Tender Offer is being made upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated March 29, 2001 (the "Merger Agreement"), by and among Hallwood, the Purchaser and Pure Resources, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Tender Offer is disclosed in a Tender Offer Statement on Schedule TO dated, April 10, 2001 (as it may be amended and supplemented from time to time, the "Schedule TO"), which has been filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the purchase of a majority of the Common Stock and of the Preferred Stock by the Purchaser, the Purchaser will be merged (the "Merger") with and into Hallwood, with Hallwood as the surviving corporation.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements

  Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between Hallwood or its affiliates and (a) Hallwood, its executive officers, directors or affiliates or (b) the Purchaser, its executive officers, directors or affiliates, is described below.

  Please note that certain contracts, arrangements, or understandings between Hallwood or its affiliates and certain of Hallwood's directors, executive officers and affiliates are more fully described in Hallwood's Information Statement attached to this Schedule 14D-9 as Annex A (the "Information Statement"). The Information Statement is being furnished to Hallwood stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer) to designate persons to the Board of Directors of Hallwood (the "Board") other than at a meeting of the Hallwood stockholders. The Information Statement is incorporated herein by reference.

  (a) Merger Agreement. The summary of the material terms of the Merger Agreement and the description of the conditions of the Tender Offer and the Merger contained in Sections 12 and 14 of the Offer to Purchase of

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the Purchaser, dated April 10, 2001 (the "Offer to Purchase"), and filed as
Exhibit (a)(1) to the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

  (b) Stockholders Agreement. Certain principal stockholders and members of Hallwood management (some of whom also serve as directors) entered into a Stockholders Agreement with Pure Resources and the Purchaser. Each party to the Stockholders Agreement granted Pure Resources a proxy to vote their Shares and agreed to tender their Shares in the Offer. A description of the Stockholders Agreement is contained in Section 12 of the Offer to Purchase filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference.

  (c) Separation Agreements. Certain directors and members of Hallwood management have entered into Separation Agreements with Hallwood, which agreements entitle them to compensation upon the consummation of the Offer. A description of the Separation Agreements is contained in the Information Statement attached hereto as Annex A under the heading "Change of Control Arrangements."

  (d) Noncompetition Agreement. The Hallwood Group Incorporated, a Delaware corporation, entered into a Noncompetition Agreement with Hallwood and Pure Resources whereby the Hallwood Group agreed to certain business and hiring restrictions. A description of the Noncompetition Agreement is contained in
Section 12 of the Offer to Purchase filed as Exhibit (d)(3) to the Schedule TO and incorporated herein by reference.

  (e) Agreement Regarding Amended and Restated Phantom Working Interest Incentive Plan of Hallwood. Participants in the Amended and Restated Hallwood Working Interest and Incentive Plan, who include directors and members of Hallwood management, each entered into an Agreement Regarding Amended and Restated Phantom Working Interest Incentive Plan of Hallwood with Hallwood. A description of the Agreement is contained in the Information Statement attached hereto as Annex A under the heading "Change of Control Arrangements."

  (f) Stock Option Agreement. Hallwood, Pure Resources and the Purchaser entered into a Stock Option Agreement whereby Hallwood granted the Purchaser options to purchase shares of Hallwood Common Stock and Preferred Stock. The options become exercisable, with respect to a particular class of the Shares, in the event the Purchaser and its affiliates acquire at least 75% of such class of Shares in the Tender Offer and would enable Pure Resources to acquire sufficient Shares to complete the Merger through a "short form" merger as permitted by Delaware law. A description of the Stock Option Agreement is contained in Section 12 of the Offer to Purchase filed as Exhibit (d)(4) to the Schedule TO and incorporated herein by reference.

  (g) Confidentiality Agreement. On December 14, 2000, Pure Resources and Hallwood entered into a Confidentiality Agreement pursuant to which Hallwood agreed to supply certain information to Pure Resources and Pure Resources agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with Hallwood. The Agreement is filed as Exhibit (d)(5) to the Schedule TO and incorporated herein by reference.

  (h) Effect of Consummation of the Offer on Election of Directors. The Merger Agreement provides that, promptly on the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the Hallwood Board as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Hallwood Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of (i) the total number of directors on the Hallwood Board (giving effect to the directors elected as described in this sentence) multiplied by
(ii) the percentage that (A) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Pure Resources bears to (B) the number of Shares then outstanding, and Hallwood will, at such time, cause the Purchaser's designees to be so elected or appointed to the Hallwood Board.

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  Subject to provisions of applicable law, the Merger Agreement obligates
Hallwood to take all action requested by Pure Resources that may be necessary to effect any such election or appointment. Hallwood will thus promptly, at the option of the Purchaser, either increase the size of the Hallwood Board or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Hallwood Board as described above. Hallwood will also use its reasonable efforts to cause the Purchaser's designees to be proportionately represented on each committee of the Hallwood Board (other than any committee of the Hallwood Board established to take action under the Merger Agreement).

  In the event that the Purchaser's designees are appointed or elected to the Hallwood Board, the Merger Agreement provides that, until the time that the Merger is effective (the "Effective Time"), the Hallwood Board will have at least two directors who are directors on the date of the Merger Agreement and who are not officers of Hallwood (the "Independent Directors"). In addition, in that event, if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director will be entitled to designate a person to fill the vacancy or, if no Independent Directors then remain, the other directors will designate two persons to fill such vacancies who are not officers, stockholders or affiliates of Hallwood, the Purchaser or Pure Resources. After acceptance by the Purchaser of Shares pursuant to the Offer and prior to the Effective Time, any (i) amendment or termination of the Merger Agreement by Hallwood, (ii) extension of time for the performance, or waiver, of the obligations or other acts of the Purchaser or Pure Resources or
(iii) waiver of Hallwood's rights under the Merger Agreement will require the approval of all the Independent Directors (and, in any event, at least two Independent Directors) in addition to any required approval by the full Hallwood Board.

  Hallwood's obligations to appoint the Purchaser's designees to the Board is subject to Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder. Consequently, in the Information Statement attached as Annex A, Hallwood has provided biographical and other information relating to the Purchaser's designees to the Hallwood Board and the current directors and executive officers of Hallwood.

  (i) Effect of the Merger on Officers' and Directors' Indemnification and Insurance. The Merger Agreement provides that, after the Effective Time, Pure Resources will indemnify each person who is now, or has been at any time prior to the date of the Merger Agreement, a director or officer of Hallwood or a trustee or administrator of one of Hallwood's benefit plans, to the fullest extent that applicable law would permit the corporation surviving the Merger (the "Surviving Corporation") to so indemnify (assuming the Surviving Corporation's charter and bylaws are identical to that currently contained in Hallwood's charter and bylaws), with respect to any liability, loss, damage, judgment, fine, penalty, amount paid in settlement or compromise with the approval of the Surviving Corporation (which approval shall not be unreasonably withheld or delayed), cost or expense (including reasonable fees and expenses of legal counsel) incurred in connection with any threatened or actual action, suit or proceeding based on, or arising out of, the fact that such person is or was a director or officer of Hallwood or a trustee or administrator of one of Hallwood's benefit plans, in each case, to the full extent that the Surviving Corporation is permitted under applicable law to so indemnify (assuming the indemnification provisions in the Surviving Corporation's charter and bylaws are identical to that provided in Hallwood's charter and bylaws); provided however, that Pure Resources shall in no event be required to provide indemnification exceeding in the aggregate $150 million. Such indemnification rights will continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any indemnified liabilities asserted or made within that six-year period will continue until the disposition of those indemnified liabilities.

  For a period of six years after the Effective Time, Pure Resources has agreed it will cause to be maintained in effect policies of directors' and officers' insurance and fiduciary liability insurance, for the benefit of those persons who are covered by Hallwood's directors' and officers' liability insurance and fiduciary liability insurance at the date of the Merger Agreement, providing coverage with respect to matters occurring prior to the Effective Time that is at least equal to the coverage provided under Hallwood's current directors' and officers' liability insurance and fiduciary liability insurance policies, to the extent that such liability insurance can be obtained for a cost of not more than $400,000; provided, however, that if such insurance cannot be so obtained

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at or below such cost, Pure Resources shall maintain as much of such insurance as can be so obtained at a cost of $400,000 for such insurance.

  (j) Effect of the Consummation of the Offer and the Merger on Options; Effect of the Merger on Incentive Plans and Warrants. Under the Merger Agreement, Hallwood will take all actions necessary to cause each holder of stock options (the "Stock Options") granted under Hallwood's 1999 Long-Term Incentive Plan (the "Stock Plan") to agree, to the extent required, no later than immediately prior to the Purchaser's acceptance of the Shares pursuant to the Offer, that each Stock Option outstanding at the Effective Time will be canceled automatically at the Effective Time and shall thereafter represent only the right to receive from Hallwood an amount of cash in respect of such Stock Option equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share subject to such Stock Option and (ii) the number of shares of Common Stock subject to such Stock Option immediately prior to its cancellation.

  Under the Merger Agreement, the Hallwood Board (or, if appropriate, any committee administering the Stock Plan) will take or cause to be taken such actions as are required to cause (i) the Stock Plan to terminate as of the Effective Time and (ii) the provisions in any other benefit plan of Hallwood providing for the issuance, transfer or grant of any capital stock of Hallwood or any interest in respect of any capital stock of Hallwood to be deleted as of the Effective Time. Hallwood has agreed to ensure that, following the Effective Time, no holder of a Stock Option or any participant in the Stock Plan or other Hallwood incentive plan will have any right thereunder to acquire any capital stock of Hallwood or the Surviving Corporation.

  Under the Merger Agreement at the Effective Time, each warrant to purchase shares of Common Stock, that is then outstanding and exercisable (each a "Warrant"), shall automatically represent only the right to receive cash in an amount equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price of such Warrant and (ii) the number of shares of Common Stock previously subject to such Warrant immediately prior to its cancellation.

ITEM 4. The Solicitation or Recommendation

  (a) Solicitation or Recommendation. At a meeting held on March 23, 2001, the Special Committee of the Board, consisting of independent directors not affiliated with the Purchaser or its affiliates and not employed by Hallwood or its affiliates, by unanimous vote of all Special Committee members present, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Hallwood and its stockholders and recommended that the Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

  Based on the Special Committee's recommendation, at a meeting held on March 23, 2001, the Board, by unanimous vote of the directors:

  (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Tender Offer and the Merger, are fair to, and in the best interests of, Hallwood and its stockholders;

  (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Tender Offer and the Merger; and

  (3) recommended that holders of Common Stock and Preferred Stock tender their shares in the Tender Offer and, if applicable, approve and adopt the Merger Agreement in all respects.

In considering the recommendation of the Special Committee and the Board with respect to the Tender Offer and the Merger, Hallwood's stockholders should be aware that some members of the Board and management have interests in the Tender Offer and the Merger that are in addition to the interests of Hallwood's stockholders generally. The Special Committee was aware of these interests and considered them, among other matters, in recommending that the Board approve the Merger Agreement, the Tender Offer and the Merger.


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  A press release announcing the execution of the Merger Agreement and a letter to the stockholders communicating the Board's recommendation are included as Exhibits (a)(5)(A) and (a)(2), respectively, and are incorporated herein by reference.

  (b) Background of the Tender Offer and the Merger

  Hallwood was formed in June 1999, through the combination of separate affiliated entities, with the intention of actively pursuing growth through drilling and acquisitions. As the market for Hallwood's common shares developed through the remainder of 1999 and 2000, management determined that larger independent oil and gas companies appeared generally to trade at higher multiples of cash flow and other measures of value than smaller companies. Therefore, during the summer of 2000, management considered whether it would be in the best interests of Hallwood and its stockholders to investigate different types of potential transactions, including combinations with other oil and gas companies. In this connection, in August 2000, Hallwood engaged Petrie Parkman & Co., Inc. to assist Hallwood in identifying, considering, evaluating, and, if appropriate, implementing various strategic alternatives.

  On August 22, 2000, management met with Petrie Parkman to discuss various types of transactions that could potentially enhance stockholder value. In the course of that meeting, Petrie Parkman identified other oil and gas companies, including Pure Resources, that Petrie Parkman believed could be interested in discussing some type of strategic transaction with Hallwood. Through the fall of 2000, management of Hallwood met with representatives of a number of oil and gas companies in an effort to identify transactions that could be attractive to Hallwood stockholders. None of these discussions resulted in an offer or proposal for any specific transaction, however.

  In October 2000, at an event sponsored by First Union Securities, an affiliate of which has been a participant in Hallwood's principal line of credit, William Baumgartner, Hallwood's Chief Financial Officer, met Jack Hightower, the Chief Executive Officer of Pure Resources. The two executives briefly discussed the possibility of a transaction between Pure Resources and Hallwood, but did not discuss a specific transaction or specific prices. Bill Guzzetti, Hallwood's President, Tony Gumbiner, Hallwood's Chief Executive Officer, and a representative of Petrie Parkman then met with Mr. Hightower and representatives of First Union on November 13, 2000. The parties discussed the possibility of a transaction involving Pure Resources and Hallwood, but did not discuss a specific transaction or a price at which any transaction might be accomplished. The parties agreed to continue discussions and on December 14, 2000, Pure Resources entered into a confidentiality letter with Hallwood.

  Through the remainder of 2000 and during January 2001, Hallwood provided requested due diligence materials to Pure Resources and Messrs. Hightower and Guzzetti had several telephone conversations, again discussing the possibility of a transaction, but without discussing the terms of any particular transaction. On January 3, 2001, representatives of Pure Resources and First Union Securities met with representatives of Hallwood and Petrie Parkman in Denver to discuss Hallwood's properties and operations and through the remainder of January representatives of Hallwood and their advisors had various telephone conversations and correspondence with representatives of Pure Resources and their advisors.

  On January 23, Messrs. Hightower and Guzzetti met and Mr. Hightower suggested that Pure Resources might be willing to consider a transaction with Hallwood in which the Hallwood common stockholders would receive stock of Pure Resources having a value in the range of $11.00 per share of Hallwood Common Stock or cash in the range of $13.00 per share of Hallwood Common Stock.

  Messrs. Hightower, Gumbiner and Guzzetti and their advisors met on February 12, to discuss a possible transaction. During that meeting, Mr. Hightower suggested a cash price for Hallwood's Common Stock in the range of $12.00 per share. Mr. Hightower also expressed concern about the possibility that, if Pure Resources acquired Hallwood, Hallwood Group would be able to compete with Pure Resources in the geographic areas in which Hallwood presently operated and requested that Hallwood Group agree not to compete in those areas in

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exchange for a payment from Pure Resources of $10,000,000. Management of
Hallwood did not agree to the proposed terms at that meeting.

  On February 14, Messrs. Hightower and Gumbiner had a telephone conversation in which Mr. Hightower stated that he would be willing to recommend to the board of directors of Pure Resources a transaction on the following terms:
Pure Resources would offer to purchase the Common Stock of Hallwood for $13.00 per share in cash; Hallwood Group would grant Pure Resources an option to purchase its Hallwood Common Stock, which option would survive the termination of the merger agreement and would be exercisable by Pure Resources even in the event of a superior offer by a third party; Hallwood Group would enter into a multi-year noncompetition agreement in exchange for a payment of $10,000,000; and Hallwood Group would enter into a consulting agreement with Pure Resources in exchange for $1,500,000. Based on these terms, management of Hallwood indicated that they would recommend to the Board of Directors that Hallwood consider the proposal.

  On February 16, the Board of Directors of Hallwood met to discuss the status of discussions with Pure Resources and appointed a special committee, composed of all of the directors that are not otherwise affiliated with Hallwood, to consider the proposal. The special committee then met, appointed Rex Sebastian as chairman of the committee, and discussed the appointment of outside counsel and an independent financial advisor. On February 21, the special committee met to discuss the status of the negotiations and engaged Donohoe, Jameson & Carroll, P.C., as its counsel. On February 26, the special committee engaged Dain Rauscher Wessels to act as its financial advisor and, if appropriate, to render an opinion regarding the fairness, from a financial point of view, of the proposed transaction to the holders of Hallwood's common and preferred stock.

  During the latter half of February and the first half of March, Pure Resources and Hallwood and their legal counsel exchanged drafts of a merger agreement and related documents and had various meetings and telephone conversations to discuss those documents. Hallwood supplied additional requested information and materials to Pure Resources and its advisors. During this same period, Messrs. Hightower and Guzzetti also had telephone conversations, during which Mr. Hightower indicated that he was not able to recommend to the board of directors of Pure Resources a $13.00 price for the Common Stock. Mr. Gumbiner, on behalf of Hallwood Group, and Mr. Hightower agreed, however, to forgo the consulting agreement that had been previously discussed and, on this basis, Mr. Hightower agreed to maintain his recommendation to the board of Pure Resources of a $13.00 price for the Common Stock. Mr. Hightower subsequently indicated that Pure Resources would likely be unable to offer more than $12.50 per share for the Hallwood Common Stock.

  On March 10, the special committee met to discuss the status of the negotiations. The members of the special committee discussed the terms to be offered to the holders of Hallwood's Common Stock and Preferred Stock and the other proposed terms. The members also discussed in depth the current market for energy companies and current trends in the industry. After further discussion regarding the need for further information and analysis, the special committee directed Mr. Sebastian to relay its comments to Hallwood's management.

  On March 11, representatives of Pure Resources and Hallwood met with their advisors to discuss due diligence matters in connection with Pure Resources' review of Hallwood. On March 13, Pure Resources' advisors advised Hallwood that Pure Resources would require that members of Hallwood's management enter into agreements not to compete with Pure Resources for a period after completion of the transaction. On March 14 and 15, representatives of Pure Resources met with representatives of Hallwood in Denver to review Hallwood's properties and operations further.

  Also on March 14, the Board of Directors of Hallwood met in a regularly scheduled meeting and discussed with management and their advisors the status of the discussions with Pure Resources. The special committee also met on that date with their advisors to receive an update from the advisors of the advisors' review of the proposed transaction. At that meeting, representatives of Dain Rauscher Wessels made a presentation to the special committee, detailing its review and analyses of the proposed transaction, as then contemplated.


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  On March 16, Pure Resources advised Petrie Parkman that Pure Resources had revised its estimate of the value of Hallwood and that it would be able to offer only $12.00 per share for the Common Stock. Management of Hallwood instructed Petrie Parkman to inform Pure Resources that this price would not be acceptable and that discussions with Pure Resources would be terminated if Pure Resources would not offer a higher price. In discussions with Petrie Parkman, Pure Resources confirmed that it would not offer a price higher than $12.00 per common share. Later on March 16, Hallwood issued a press release stating that it had retained Petrie Parkman to assist it in identifying, considering, and evaluating various strategic options and alternatives. In response to this press release, Petrie Parkman received several inquiries and sent confidentiality agreements to nine parties; three of these companies returned fully-executed confidentiality agreements. Hallwood and Petrie Parkman also began preparation of a data room in which interested parties could review confidential information regarding Hallwood.

  On March 19, Messrs. Hightower and Guzzetti spoke by telephone. As a result of that conversation, Messrs. Hightower and Guzzetti agreed to recommend to the boards of directors of Pure Resources and Hallwood a cash transaction in which Pure Resources would offer to pay $12.50 per share of Hallwood's Common Stock and $10.84 per share of Hallwood's Preferred Stock; Hallwood Group would not grant Pure Resources an option to purchase Hallwood Group's shares of Hallwood Common Stock that would survive the termination of a merger agreement, but would agree to tender its shares to Pure Resources pursuant to an agreement that would terminate at the same time as the termination of the merger agreement; Hallwood Group would enter into an agreement not to compete with Pure Resources in a geographic area reduced from that earlier contemplated by Pure Resources, in exchange for a payment of $7,500,000; and that members of Hallwood's management would, on terms to be determined, agree not to compete with Pure Resources after completion of the transaction. On March 20, counsel to Pure Resources and Hallwood discussed the proposed terms further and counsel to Pure Resources indicated that Pure Resources would require that Hallwood grant to Pure Resources a "top-up" option, exercisable only in the event that Pure Resources successfully acquired at least 75% of Hallwood's shares in a tender offer, the terms of which would enable Pure Resources to acquire sufficient shares to hold 90% of Hallwood's outstanding common and preferred stock and therefore to complete the contemplated second-step merger through a "short-form" merger as permitted by Delaware law.

  On March 22, Hallwood received a letter from a third party indicating an interest in pursuing a transaction in which a group of investors would agree to purchase all of the outstanding shares of Hallwood Common Stock in a negotiated business combination for a price of $11.00 per share in cash. The proposal was subject to due diligence, the negotiation of a definitive agreement and to Hallwood entering into an agreement not to discuss a transaction with any other party through April 30, 2001. Also on March 22, Pure Resources indicated that the $10.84 price that it had proposed for Hallwood's Preferred Stock was based on the assumption that the $0.25 per share dividend scheduled to be paid to holders of record on March 30, 2001, was not paid and that payment of this dividend and any additional dividends would reduce the amount to be paid to the holders of the preferred stock.

  On March 23, the special committee of Hallwood's board of directors met and considered the proposal from Pure Resources. The special committee did not believe that the third-party proposal affected their consideration of the Pure Resources proposal because the third-party proposal was at a substantially lower price than the Pure Resources proposal and was highly conditional, including a condition prohibiting Hallwood from discussing a possible transaction with other parties. Therefore, the special committee discussed the proposal from Pure Resources and received the oral opinion of Dain Rauscher Wessels that the price of $12.50 per share for the Common Stock that Pure Resources had proposed to offer to the holders of Hallwood's Common Stock was fair from a financial point of view to those holders and that the price of $10.84 per share for the preferred stock that Pure Resources had proposed to offer to the holders of Hallwood's preferred stock was fair from a financial point of view to those holders. Based on their discussions and the opinion of Dain Rauscher Wessels, the special committee determined to recommend the Pure Resources proposal to the full board of directors of Hallwood, if all outstanding issues could be resolved satisfactorily, including the price to be offered for Hallwood's Preferred Stock. The board of directors of Hallwood met later that same day and considered the recommendation of the special committee and received the oral opinion of Petrie Parkman, which was subsequently confirmed in writing,

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that as of that date and on the basis of and subject to the matters reviewed with the board, the cash consideration to be received by the holders of Hallwood's Common and Preferred Stock, respectively, was fair from a financial point of view to such holders. Based on the recommendation of the special committee, the discussions in the board meeting and the opinion of Petrie Parkman, the board of directors determined unanimously to approve the Pure Resources proposal, if all outstanding issues could be resolved satisfactorily, and recommend to Hallwood's shareholders that the merger agreement with Pure Resources be approved and adopted.

  On March 25, Messrs. Hightower and Guzzetti and their advisors met and discussed outstanding issues regarding the structure of the transaction, including the terms of the "top-up" option and the noncompetition agreements with members of management.

  On March 27, the special committee met to receive an update of, and review, the status of the negotiations and the terms of the proposed transaction, including the outstanding issues. The special committee noted that it had received the oral opinion of Dain Rauscher Wessels, to be followed by its written opinion, as to the fairness, from a financial point of view of the consideration to be received by the stockholders, that market prices of Hallwood's securities had remained stable following the March 16 press release, and that the prices to be paid in the transaction represent significant premiums for Hallwood's stockholders. The special committee concluded, therefore, that it would continue to recommend the proposal, subject to confirmation that the final form of the various agreements embodied the terms the special committee had previously communicated to management.

  On March 28, Messrs. Hightower, Bill White, Pure Resources' Chief Financial Officer, and Guzzetti met for lunch and agreed that Pure Resources would offer to purchase Hallwood's Common Stock at a price of $12.50 per share and the Preferred Stock at a price of $10.84 per share; Hallwood Group would receive a payment of $7,250,000 for its agreement not to compete with Pure Resources in certain geographic areas; the members of Hallwood management would enter into noncompetition agreements with Pure Resources; Hallwood Group and its executive officers would enter into an agreement to tender their shares of Hallwood in the tender offer, which agreement would terminate if the merger agreement was terminated; and Hallwood would grant Pure Resources a top-up option on the terms previously discussed, which option would terminate if the merger agreement was terminated.

  On March 29, the chairman of the special committee and its counsel confirmed that the final agreements embodied the terms previously discussed by the special committee, and Dain Rauscher Wessels delivered to the special committee their written opinion that the consideration to be received by the holders of Hallwood's Common Stock pursuant to the Merger Agreement was fair from a financial point of view to those holders and that the consideration to be received by the holders of Hallwood's Preferred Stock pursuant to the Merger Agreement was fair from a financial point of view to those holders. Also on March 29, the parties executed the Merger Agreement and the other documents in connection with the transaction. On March 30, Pure Resources and Hallwood released a joint press release regarding the transaction.

  Hallwood has not engaged in any contacts or negotiations with any person since March 29, 2001, the date of the Merger Agreement, relating to a merger, consolidation, sale of assets or sale of securities of Hallwood that would allow any merging or purchasing party to exercise control of Hallwood. Under the terms of the Merger Agreement, Hallwood has agreed to cease the solicitation of purchase offers. Hallwood, however, is permitted under the Merger Agreement and intends to evaluate and consider unsolicited offers which may be received prior to the closing of the Merger.

Reasons for the Special Committee's and the Board's Conclusions. The Special Committee and the Board based their determination to recommend the Tender Offer and the Merger to the Hallwood stockholders on the following factors:

 . The offer of all cash consideration provided an immediate return on investment and liquidity for substantially all stockholders;

 . The consideration offered for the Common Stock in the Tender Offer and the Merger represented a significant premium over the historical market price at which Hallwood's Common Stock had traded since its shares began trading publicly in June 1999;

 . The consideration offered for the Preferred Stock in the Tender Offer and the Merger represented a fair yield to the holders of the Preferred Stock in light of the redeemability of the Preferred Stock beginning in 2003 and current investment alternatives;

 . The opinion of Dain Rauscher Wessels, delivered verbally on March 23 and in writing on March 29, 2001, addressed to the Special Committee to the effect that, as of the date of the opinion, the consideration to be received in the Tender Offer and the Merger by the holders of Hallwood Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Hallwood Common Stock and that the consideration to be received in the Tender Offer and the Merger by the holders of Hallwood Preferred Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Hallwood Preferred Stock. The full text of Dain Rauscher Wessels' written opinion, which sets forth the procedures followed, the limitations of the review undertaken and the assumptions made by Dain Rauscher Wessels in rendering the opinion, is attached as Annex C hereto and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY;

 .  The financial and valuation analyses presented to the Board by Petrie
   Parkman, including overviews of this transaction, market prices and financial data relating to other companies engaged in businesses considered comparable to Hallwood and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of Hallwood;

 . The oral opinion of Petrie Parkman delivered to the Board on March 23, 2001, and subsequently confirmed in writing, that, as of the such date and on the basis of and subject to the matters reviewed with the Board, the cash consideration to be received in the Tender Offer and the Merger by the holders of Hallwood's Common Stock and Preferred Stock, respectively, pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Petrie Parkman's written opinion, which sets forth the procedures followed, the limitations of the review undertaken and the assumptions made by Petrie Parkman in rendering the opinion, is attached as Annex B hereto and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY;

 . The results of the efforts undertaken by Hallwood's management to solicit indications of interest in making an investment in or the possible acquisition of Hallwood from third parties other than Pure Resources and the Purchaser;

 . The absence of any better firm offer and considering the fact that the only other offer it received was to purchase the Common Stock for $11.00 per share in cash and, which offer was highly conditional;

 . The likelihood that the Tender Offer and the Merger would be consummated, including Pure Resource's experience, reputation, financial condition and support, as well as the risks to Hallwood if the Tender Offer and the Merger were not consummated;

 . The structure of the transaction, which provides for all cash consideration, is not subject to any financing contingency and is designed, among other things, to result in the holders of the Common Stock and Preferred Stock receiving, at the earliest practicable time, the consideration paid in the Tender Offer and the Merger;

 . The circumstances under the Merger Agreement under which the termination fee became payable by Hallwood;

 . The fact that the Merger Agreement permits the Board to provide information to or negotiate with a third party provided that the Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such action is required for the Board to comply with its fiduciary duties and that the proposal may reasonably be expected to lead to a superior proposal;

 . A review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibilities of securing a significant investment in Hallwood to augment its equity capitalization, continuing to operate Hallwood as an independent entity, a strategic acquisition of another company, a strategic merger with another company in the same industry and a sale or partial sale of Hallwood through a sale of assets or by other means, and, in respect of each alternative, the timing and the likelihood of actually accomplishing the alternative;

 . The significant competition and consolidation in the industry and market in which Hallwood operates and the relative size of other participants in the oil and gas industry;

 . Current conditions and trends in the petroleum industry and the effect of those conditions and trends on Hallwood; and

 . Hallwood's financial condition, results of operations and business and strategic objectives, as well as the risks involved in achieving those objectives.

  The Special Committee and the Board did not attach specific weight to any one of these factors. Rather, the Special Committee and the Board each viewed their respective recommendations as being based upon their own judgment, in light of the totality of the information presented and considered, of the overall effect of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on Hallwood's stockholders compared to any alternative transactions.

  (c) Intent to Tender. To the best of Hallwood's knowledge, after making reasonable inquiry, each executive officer, director and affiliate of Hallwood holding Common Stock or Preferred Stock intends to tender such Common Stock or Preferred Stock in the Tender Offer. All executive officers are parties to the Stockholders Agreement, which obligates them to tender their Shares in the Tender Offer. A description of the Stockholders Agreement is contained in
Section 12 of the Offer to Purchase filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference.

ITEM 5. Persons/Assets Retained, Employed Compensated or Used

  Dain Rauscher Wessels Compensation Arrangements. The Special Committee engaged Dain Rauscher Wessels to undertake an analysis to enable Dain Rauscher Wessels to provide an opinion to the special committee of the Board for its consideration as to the fairness to Hallwood's stockholders, from a financial point of view, of the consideration to be received by Hallwood's stockholders in the Tender Offer and the Merger. Pursuant to the terms of their engagement, Hallwood paid Dain Rauscher Wessels a retainer fee of $75,000 and an opinion fee of $300,000. No portion of Dain Rauscher Wessels' fee was contingent upon the closing of the Merger or whether Dain Rauscher Wessels rendered a favorable opinion with respect to the proposed Merger.

  Hallwood also has agreed to reimburse Dain Rauscher Wessels for reasonable out-of-pocket expenses and to indemnify Dain Rauscher Wessels and related parties against certain liabilities arising out of their engagement. In the ordinary course of business, Dain Rauscher Wessels and its affiliates may actively trade or hold the securities of Hallwood for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Petrie Parkman Compensation Arrangements. Pursuant to an engagement letter dated August 1, 2000, Hallwood engaged Petrie Parkman to assist Hallwood in identifying, considering, evaluating and, if appropriate, implementing various strategic alternatives. Pursuant to the terms of the engagement, Hallwood has agreed to pay Petrie Parkman a financial advisory fee of $100,000, an opinion fee of $250,000 and a transaction fee in an amount equal to 0.75% of the transaction value as defined in the engagement letter (against which the opinion fee is fully creditable).

  Hallwood also has agreed to reimburse Petrie Parkman for reasonable out-of-pocket expenses, including fees and expenses of counsel, and to indemnify Petrie Parkman and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business, Petrie Parkman and its affiliates may actively trade or hold the securities of Hallwood for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Neither Hallwood nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Tender Offer or the Merger.

ITEM 6. Interests in Securities of the Subject Company

  No transactions in the Common Stock or Preferred Stock have been effected during the past 60 days by Hallwood or, to the best of Hallwood's knowledge, by an executive officer, director, affiliate or subsidiary of Hallwood.

ITEM 7. Purpose of the Transaction and Plans or Proposals

  (a) Except as described in the Schedule TO and Item 3 of this Schedule 14D-9, no negotiation is being undertaken or is underway by Hallwood in response to the Tender Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Hallwood or any subsidiary of Hallwood, (ii) a purchase, sale or transfer or a material amount of assets by Hallwood or any subsidiary of Hallwood, (iii) a tender offer for or other acquisition of securities by or of Hallwood or (iv) any material change in the present capitalization or dividend policy of Hallwood.

  (b) Except as described in the Schedule TO and under Item 3 and Item 4 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Tender Offer and the Merger which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. Additional Information to Be Furnished

  (a) Delaware General Corporation Law. The Tender Offer and the Merger are subject to certain provisions of Delaware law relating to appraisal rights and business combinations with "interested stockholders." A discussion of these laws is set forth in Sections 12 and 15 of the Offer to Purchase, which is included as Exhibit (a)(1) to the Schedule TO and incorporated herein by reference.

  (b) Information Provided Pursuant to Rule 14f-1 under the Exchange Act. The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished to Hallwood's stockholders in connection with the designation by the Purchaser of persons to the Board other than at a meeting of Hallwood's stockholders, and such information is incorporated herein by reference.

  (c) Forward-Looking Statements. In the interest of providing stockholders with certain information regarding Hallwood's future plans and operations, certain statements set forth in this Schedule 14D-9 relate to management's future plans and objectives. Such statements are forward-looking statements within the meanings of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Although any forward-looking statements contained in this Schedule 14D-9 or otherwise expressed by or on behalf of Hallwood are, to the knowledge and in the judgment of the officers and directors of Hallwood, expected to prove true and come to pass, there can be no assurances that any of these expectations will prove correct or that any of the actions that are planned will be taken. Forward-looking statements involve known and unknown risks and uncertainties which may cause Hallwood's actual performance and financial results in future periods to differ materially from any projection, estimate or forecasted result.

ITEM 9. Exhibits

 (a)(1)(A) Offer to Purchase dated April 10, 2001 (incorporated by reference to
           Exhibit (a)(1) to Schedule TO ("Schedule TO") filed by Pure Resource with respect to Hallwood on April 10, 2001)
 (a)(1)(B) Form of Letter of Transmittal for Common Stock (incorporated herein by reference to Exhibit (a)(2) to Schedule TO)
 (a)(1)(C) Form of Letter of Transmittal for Series A Cumulative Preferred
           Stock (incorporated by reference to Exhibit (a)(3) to Schedule TO)
 (a)(1)(D) Form of Letter of Transmittal for Unexchanged Common Stock
           Equivalents (incorporated by reference to Exhibit (a)(4) to Schedule
           TO)
 (a)(1)(E) Form of Letter of Transmittal for Unexchanged Series A Cumulative
           Preferred Stock Equivalents (incorporated by reference to Exhibit
           (a)(5) to Schedule TO)
 (a)(1)(F) Form of Notice of Guaranteed Delivery for Common Stock (incorporated by reference to Exhibit (a)(6) to Schedule TO)
 (a)(1)(G) Form of Notice of Guaranteed Delivery for Series A Cumulative
           Preferred Stock (incorporated by reference to Exhibit (a)(7) to
           Schedule TO)
 (a)(1)(H) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees (incorporated by reference to Exhibit
           (a)(8) to Schedule TO)
 (a)(1)(I) Form to Letter to Clients for Use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(9) to Schedule TO)
 (a)(1)(J) Guidelines for Certification of Taypayer Identification Number of
           Substitute Form W-9 (incorporated by reference to Exhibit (a)(10) to
           Schedule TO)
 (a)(1)(K) Summary Advertisement as published in The New York Times on April
           10, 2001 (incorporated by reference to Exhibit (a)(11) to Schedule
           TO)
 (a)(2)* Letter to Stockholders dated April 10, 2001 and mailed to stockholders of Hallwood
 (a)(5)(A) Joint Press Release dated March 30, 2001 (incorporated by reference to Exhibit (a)(12) to Schedule TO)
 (e)(1)    Agreement and Plan of Merger dated March 29, 2001, by and among
           Hallwood Energy Corporation, a Delaware corporation, Pure Resources,
           Inc., a Delaware corporation and Pure Resources II, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Pure
           Resources, Inc. (incorporated by reference to Exhibit (d)(1) to
           Schedule TO)
 (e)(2)    Stockholders Agreement dated March 29, 2001 by and among Pure
           Resources, Inc., a Delaware corporation, Pure Resources II, Inc., a
           Delaware corporation and an indirect wholly owned subsidiary of Pure
           Resources, Inc. and those stockholders listed on the signature page thereto (incorporated by reference to Exhibit (d)(2) to Schedule TO)
 (e)(3)*   Separation Agreement dated March 29, 2001 by and between Hallwood
           Energy Corporation, a Delaware corporation and William J.
           Baumgartner
 (e)(4)*   Separation Agreement dated March 29, 2001 by and between Hallwood
           Energy Corporation, a Delaware corporation and Anthony J. Gumbiner
 (e)(5)*   Separation Agreement dated March 29, 2001 by and between Hallwood
           Energy Corporation, a Delaware corporation and William L. Guzzetti
 (e)(6)*   Separation Agreement dated March 29, 2001 by and between Hallwood
           Energy Corporation, a Delaware corporation and Russell P. Meduna
 (e)(7)*   Separation Agreement dated March 29, 2001 by and between Hallwood
           Energy Corporation, a Delaware corporation and Cathleen M. Osborn
 (e)(8)    Noncompetition Agreement dated March 29, 2001 by and among Pure
           Resources, Inc., a Delaware corporation, Hallwood Energy Corporation and The Hallwood Group Incorporated (incorporated by reference to
           Exhibit (d)(3) to Schedule TO)
 (e)(9)    Stock Option Agreement dated March 29, 2001 by and among Pure
           Resources, Inc., a Delaware corporation, Pure Resources II, Inc. a
           Delaware corporation and an indirect wholly owned subsidiary of Pure
           Resources, Inc. and Hallwood Energy Corporation, a Delaware corporation (incorporated by reference to Exhibit (d)(4) to Schedule
           TO)

 (e)(10)* Form of Agreement Regarding Amended and Restated Phantom Working
          Interest Incentive Plan of Hallwood Energy corporation dated March
          29, 2001 by and between Hallwood Energy Corporation and William L.
          Guzzetti and Anthony J. Gumbiner
 (e)(11)* Form of Agreement Regarding Amended and Restated Phantom Working
          Interest Incentive Plan of Hallwood Energy Corporation dated March
          29, 2001 by and between Hallwood Energy Corporation and those individuals listed in Schedule 1 to the Agreement
 (e)(12)  Confidentiality Agreement dated December 14, 2000 by and between
          Hallwood Energy Corporation, a Delware corporation and Pure
          Resources, Inc., a Delwaware corporation (incorporated by reference to Exhibit (d)(5) to Schedule TO)

--------
*  filed herewith

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          Hallwood Energy Corporation

                                                  /s/ Cathleen M. Osborn
                                          By: _________________________________
                                            Name: Cathleen M. Osborn
                                            Title: Vice President

Dated: April 10, 2001

                                                                        ANNEX A

                          HALLWOOD ENERGY CORPORATION
                         4610 S. ULSTER ST., SUITE 200
                               DENVER, CO 80237
                                (800) 882-9225

                       INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF HALLWOODS' STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO HALLWOOD.

  This Information Statement is being mailed on or about April 10, 2001, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Hallwood Energy Corporation ("Hallwood") to the holders of record of shares of common stock, par value $0.01 per share, and the associated preferred share purchase rights (the "Common Stock") and to the holders of record of shares of Series A Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock"). The Common Stock and Preferred Stock are collectively referred to as the "Shares." You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Pure Resources II, Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Pure Resources, Inc., a Delaware corporation ("Pure Resources"), to a majority of the seats on the Board of Directors of the Hallwood (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Schedule 14D-9.

  Hallwood, Pure Resources and the Purchaser entered into the Merger Agreement on March 29, 2001, in accordance with the terms and subject to the conditions of which the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, May 8, 2001.

  The Merger Agreement requires Hallwood to cause the directors designated by the Purchaser to be elected to the Board under the circumstances described therein upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

  The information contained in this Information Statement (including information incorporated by reference) concerning the Purchaser and the Purchaser's designees has been furnished to Hallwood by the Purchaser and Hallwood assumes no responsibility for the accuracy or completeness of such information.

                    GENERAL INFORMATION REGARDING HALLWOOD

  The shares of Common Stock and Preferred Stock are the only classes of voting securities of Hallwood outstanding. As of March 9, 2001, there were (i) 9,659,239 shares of Common Stock outstanding; (ii) 1,497,745 shares of Common Stock subject to issuance upon exercise of outstanding stock options and warrants and (iii) 2,263,573 shares of Preferred Stock outstanding. The Board currently consists of nine members. Each share of Common Stock and Preferred Stock is entitled to one vote. The Common Stock and Preferred Stock vote together in the election of directors and vote as separate classes on all other matters upon which stockholders may vote. The officers of Hallwood serve at the discretion of the Board.

             INFORMATION WITH RESPECT TO THE PURCHASER'S DESIGNEES

  Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Board as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Pure Resources bears to (ii) the number of such Shares then outstanding, and Hallwood shall, at such time, cause the Purchaser's designees to be so elected or appointed to the Board; provided, that in the event that the Purchaser's designees are appointed or elected to the Board, until the Effective Time the Board shall have at least two directors who were directors on the date of the Merger Agreement and who are not officers of Hallwood (the "Independent Directors"); and provided further that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who are not officers, stockholders or affiliates of Hallwood, Pure Resources or the Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. After acceptance by the Purchaser of Shares pursuant to the Offer and prior to the Effective Time, any
(i) amendment or termination of the Merger Agreement by Hallwood, (ii) extension of time for the performance, or waiver, of the obligations or other acts of the Purchaser or Pure Resources or (iii) waiver of Hallwood's rights under the Merger Agreement will require the approval of all the Independent Directors (and, in any event, at least two Independent Directors) in addition to any required approval by the full Board.

  The Purchaser has informed Hallwood that it will choose the Purchaser's designees from the persons listed below. The Purchaser has informed Hallwood that each of the individuals listed below has consented to act as a director, if so designated.

  The Purchaser has informed Hallwood that the name, age as of March 29, 2001, position with Pure Resources or an affiliate, and five-year employment history of each of the Purchaser's designees is set forth below.

Name                     Age Position
----                     --- --------
John L. Benfatti........  55 Vice President--Finance and Controller
Dan P. Colwell..........  56 Vice President--Acquisitions, Divestitures and Land
Gary M. Dupriest........  43 Vice President--Operations
Jack D. Hightower.......  52 President, Chief Executive Officer and Chairman of the Board
Darin G. Holderness.....  37 Assistant Controller
Thomas H. Moore.........  56 Vice President--Business Development
Susan D. Rowland........  40 Vice President--Administration and Corporate Secretary
George G. Staley........  66 Executive Vice President--Exploration and a Director
William K. White........  58 Vice President--Finance and Chief Financial Officer
Rodney L. Woodward......  45 Vice President--Reserves and Evaluation

  John L. Benfatti has served as Vice President, Accounting and Controller of Pure Resources since May 2000 and of Titan Exploration, Inc., a Delaware corporation ("Titan") since its formation. From 1980 to 1995, Mr. Benfatti served as Controller and Treasurer of Staley Gas Co., Inc.

  Dan P. Colwell has served as Vice President, Acquisitions, Divestitures and Land of Pure Resources since May 2000 and of Titan since its formation. From 1993 to 1995, Mr. Colwell served as Vice President of Land for Enertex, Inc. Mr. Colwell was employed by Atlantic Richfield Company as Director of Business Development from 1991 to 1993 and Area Land Manager from 1987 to 1991.

  Gary M. Dupriest has served as Vice President, Operations of Pure Resources since May 2000. From March 1999 to May 2000 he served as Vice President of the Permian Basin business unit of Union Oil Company of California, a California corporation ("Union Oil"). From 1997 to February 1999, he was the business unit's exploitation manager. From 1994 to 1997, Mr. Dupriest was Union Oil's South Permian asset manager. He had been employed by Union Oil since 1980.

  Jack D. Hightower has served as President, Chief Executive Officer and Chairman of the Board of Directors of Pure Resources since May 2000 and Titan since formation of Titan's predecessor in March 1995. Prior to forming Titan, from 1986 to 1996, Mr. Hightower served as Chairman of the Board and Chief Executive Officer of United Oil Services, Inc., an oil field service company serving customers in the Permian Basin. From 1978 to 1995, Mr. Hightower served as Chairman of the Board and President of Amber Energy, Inc., a company formed to identify oil and gas exploration prospects. From 1991 to 1994, Mr. Hightower served as Chairman of the Board, Chief Executive Officer and President of Enertex, Inc., which served as the operator of record for several oil and gas properties involving Mr. Hightower and other nonoperators, including Selma International Investment Limited. From 1990 until February 2001, Mr. Hightower served on the Board of Directors or as an advisory director of Chase Bank of Texas, N.A., Midland.

  Darin G. Holderness has served as Assistant Controller of Pure Resources since May 2000 and of Titan since January 1998. From January 1996 to December 1997, Mr. Holderness served as Manager of Financial Reporting for Aquila Gas Pipeline Corporation. From May 1986 to December 1995, Mr. Holderness served as a senior manager and in other staff positions with KPMG LLP.

  Thomas H. Moore has served as Vice President, Business Development of Pure Resources since May 2000 and of Titan since its formation. From 1992 to 1995, Mr. Moore served as Managing partner of Magnum Energy Corporation, L.L.C. From 1991 until 1992, Mr. Moore served as Executive Vice President--Exploration and Production, Chief Operating Officer and Director of Clayton Williams Energy, Inc. From 1985 to 1991, Mr. Moore served as President, Chief Operating Officer and Director of Clayton W. Williams, Jr. Inc.

  Susan D. Rowland has served as Vice President, Administration and Corporate Secretary of Pure Resources since May 2000 and of Titan since its formation. From 1986 to 1996, Ms. Rowland served as a corporate officer and administrative manager of a number of companies, including Amber Energy, Inc.

  George G. Staley has served as Executive Vice President, Exploration and Director of Pure Resources since May 2000 and of Titan since its formation. From 1975 until 1995, Mr. Staley served as President and Chief Executive Officer of Staley Gas Co., Inc. and Staley Operating Co., which are oil and gas exploration and operating companies.

  William K. White has served as Vice President, Finance and Chief Financial Officer of Pure Resources since May 2000 and of Titan since September 1996. From 1994 to September 1996, Mr. White was Senior Vice President of the Energy Investment Group of Trust Company of The West. From 1991 to 1994, Mr. White was President of the Odessa Associates, a private firm engaged in the practice of providing financial consulting services to the oil and gas industry.

  Rodney L. Woodard has served as Vice President, Reserves and Evaluations of Pure Resources since May 2000 and as Vice President, Engineering for Titan since its formation. From 1985 to 1995, Mr. Woodard served as Vice President of Selma International Investment Limited.

                 DIRECTORS AND EXECUTIVE OFFICERS OF HALLWOOD

  Biographical information concerning Hallwood's current directors and executive officers as of March 29, 2001, is as follows:

Name                      Age                           Position
----                      ---                           --------
William J. Baumgartner..   45 Vice President and Chief Financial Officer
George Brinkworth.......   59 Vice President of Exploration
Nathan C. Collins.......   66 Director
Anthony J. Gumbiner.....   56 Chairman of the Board, Chief Executive Officer and a Director
William L. Guzzetti.....   57 President, Chief Operating Officer and a Director
Hans-Peter Holinger.....   58 Director
John R. Isaac, Jr.......   56 Director
Jerry A. Lubliner.......   46 Director
William H. Marble.......   50 Vice President of Business Development
Russell P. Meduna.......   46 Executive Vice President
Cathleen M. Osborn......   48 Vice President, Secretary and General Counsel
Hamilton P. Schrauff....   65 Director
Rex A. Sebastian........   71 Director
Bill M. Van Meter.......   68 Director

  William J. Baumgartner has been Vice President and Chief Financial Officer of Hallwood and Hallwood Petroleum, Inc. ("Hallwood Petroleum") since November 22, 1999. From 1997 until November 1999 Mr. Baumgartner was Vice President-Finance, Chief Financial Officer and a director of Miller Exploration Company. He was Vice President-Finance and Chief Financial Officer of Miller Oil Corporation from 1991 until 1997. He joined Miller Oil Company in 1985. Mr. Baumgartner was employed in public accounting and with various independent oil and gas exploration entities prior to joining Miller Oil Company.

  George Brinkworth has been Vice President of Exploration of Hallwood since December 15, 1998. He has been Vice President of Exploration of Hallwood Petroleum since August 1994. He became associated with Hallwood Petroleum in 1987 when he was President of a joint venture program funded by Hallwood Petroleum and two other domestic oil companies. Mr. Brinkworth has 35 years experience with various exploration and production companies, including previous responsibility for operations in the United Kingdom, Spain, Morocco, Egypt, Indonesia, Malaysia and Peru, as well as in the United States. He is a registered geophysicist in the State of California.

  Nathan C. Collins has been a Director of Hallwood since June 8, 1999. He was a director of the general partner of Hallwood Energy Partners, L.P. ("HEP") from March 1997 until June 1999. In February 2001, Mr. Collins became President, Chief Operating Officer and a director of Bank of the Southwest. From June 1999 until November 2000, he was President of Nordstrom fsb and remains on its Board of Directors. From February 1999 until June 1999, he was a consultant in banking products development for Nordstrom, Inc. He is also a director of First State Bank of Flagstaff. From March 1, 1995 until March 1, 1996, he was President, Chief Executive Officer and a director of Flemington National Bank & Trust in Flemington, New Jersey. From November 1987 until December 1994, he was Chairman of the Board of Directors, President and Chief Executive Officer of BancTexas Group Inc. He began his banking career in August 1964 with the Valley National Bank in Phoenix, Arizona and held various positions there, finally becoming Executive Vice President, Senior Credit Officer and Manger of Asset/Liability Group of the bank.

  Anthony J. Gumbiner has been Chairman of the Board, Chief Executive Officer and a Director of Hallwood since June 8, 1999. He has also served as Chairman of the Board of Directors of The Hallwood Group Incorporated ("Hallwood Group") since 1981 and as Chief Executive Officer of Hallwood Group since April 1984. He was Chairman of the Board and Chief Executive Officer of the general partner of HEP from 1984 until June 1999. He was Chairman of the Board and Chief Executive Officer of Hallwood Consolidated Resources

("Hallwood Consolidated") from February 1992 to June 1999. Mr. Gumbiner has also served as Chairman of the Board of Directors and as a director of Hallwood Holdings S.A., a Luxembourg real estate investment company, since March 1984. He has been a director of Hallwood Realty since November 1990. He is a Solicitor of the Supreme Court of Judicature of England.

  William L. Guzzetti has been President, Chief Operating Officer and a Director of Hallwood since December 14, 1998. He was President, Chief Operating Officer and a director of the general partner of HEP from 1985 until June 1999. He was President, Chief Operating Officer and a director of Hallwood Consolidated from May 1991 until June 1999. Mr. Guzzetti is also an Executive Vice President of Hallwood Group and in that capacity may devote a portion of his time to the activities of Hallwood Group, including the management of real estate investments, acquisitions and restructurings of entities controlled by Hallwood Group. He is a director and President of Hallwood Realty Corporation ("Hallwood Realty"), which is the general partner of Hallwood Realty Partners, L.P., and in that capacity may devote a portion of his time to the activities of Hallwood Realty. He is a member of The Florida Bar and the State Bar of Texas.

  Hans-Peter Holinger has been a Director of Hallwood since June 8, 1999. He was a director of the general partner of HEP from March 1997 until June 1999. Mr. Holinger served as Managing Director of Interallianz Bank Zurich A.G. from 1977 until February 1993. Since February 1993, he has been the majority owner of Holinger Asset Management AG, Zurich. Mr. Holinger is a citizen of Switzerland.

  John R. Isaac, Jr. has served as Director of Hallwood since June 8, 1999. From June 1992 until June 1999, Mr. Isaac was a director of Hallwood Consolidated. Since June 1, 1999, Mr. Isaac has been President and Chief Executive Officer of 99c Stuff, LLC, a chain of retail variety stores. Since October 1997, Mr. Isaac has been Chief Executive Officer and President of Ideas, Inc., a retail consulting company. From February 1996 to October 1997, Mr. Isaac was President and Chief Executive Officer of Thorn Americas, Inc., parent of Rent-A-Center USA. From March 1995 until February 1996, Mr. Isaac was President and Chief Operating Officer of Rent-A-Center USA. From February 1991 to February 1995, Mr. Isaac was President and Chief Operating Officer of Everything's A Dollar, a division of Value Merchants, Inc. He was President and Chief Executive Officer of Hallwood Industries Incorporated from August 1987 to October 1991. He was President of Tradevest, Inc., a mail order catalog retailer, from 1986 to 1987, and a Vice President of Service Merchandise Co., Inc., a catalog showroom retailer, from 1981 to 1986.

  Jerry A. Lubliner has served as a Director of Hallwood since June 8, 1999. From June 1992 until June 1999, Dr. Lubliner was a director of Hallwood Consolidated. Dr. Lubliner is an orthopaedic surgeon who has been in private practice since 1986. From 1986 to 1988, he was Associate Chief-Sports Medicine at the Hospital for Joint Diseases--Orthopaedic Institute in New York. Dr. Lubliner is a Fellow of the American Academy of Orthopaedic Surgeons. He is also a medical director for the Healthsouth Corporation.

  William H. Marble has been Vice President of Business Development of Hallwood since December 15, 1998. He has been Vice President of Hallwood Petroleum since December 1990. His previous positions with Hallwood Petroleum have included Texas/Gulf Coast District Manager, Manager of Nonoperated Properties and Chief Engineer. He joined a predecessor general partner of HEP in 1984. Mr. Marble is a registered engineer in the Sate of Colorado and has 27 years oil and gas engineering experience.

  Russell P. Meduna has been Executive Vice President of Hallwood since December 15, 1998. Mr. Meduna was Executive Vice President of the general partner of HEP from October 1989 until June 1999. He was Executive Vice President of Hallwood Consolidated from June 1992 until June 1999. He has been Executive Vice President of Hallwood Petroleum since October 1989. Mr. Meduna was Vice President of Hallwood Petroleum from April 1989 to October 1989 and Manager of Operations from January 1989 to April 1989. He joined Hallwood Petroleum in 1984 as Production Manager. Prior to joining Hallwood Petroleum, he was employed by both major and independent oil companies. Mr. Meduna is a registered professional engineer in the States of Colorado and Texas.

  Cathleen M. Osborn has been Vice President, Secretary and General Counsel of Hallwood since December 15, 1998. She was Secretary and General Counsel of Hallwood Consolidated from May 1992 until June 1999 and Vice President from June 1992 until June 1999. Ms. Osborn was Vice President, Secretary and General Counsel of the general partner of HEP from September 1986 until June 1999. She has been Vice President, Secretary and General Counsel of Hallwood Petroleum since October 1986. She joined Hallwood Petroleum in 1985 as senior staff attorney. Ms. Osborn is a member of the Colorado State Bar.

  Hamilton P. Schrauff has served as a Director of Hallwood since June 8, 1999. Since August 2000, Mr. Schrauff has been Chief Financial Officer of the Omni Group. From September 1996 until June 1999, Mr. Schrauff was a director of Hallwood Consolidated. From April 1999 until June 2000, Mr. Schrauff was been a partner in Tatum CFO Partners, LLP. From July 1998 until March 1999, he was an independent financial consultant. From March 1997 until June 1998, he was Chief Financial Officer of Burns Controls Company. From March 1996 to January 1997, he was Vice President of Capital Alliance. From August 1995 to February 1996, he was an independent financial consultant. From October 1991 to August 1995, he was Vice President and Chief Financial Officer of Basic Capital Management, Inc., Syntek Asset Management, Inc., American Realty Trust Investors, Inc., Income Opportunity Realty Trust and Transcontinental Realty Investors, Inc. From October 1991 to February 1994, he was Executive Vice President and Chief Financial Officer of National Income Realty Trust and Vinland Property Trust. From December 1990 to October 1991, he was Vice President Finance-Partnership Investments of Hallwood Group. From October 1980 to October 1990, he was Vice President Finance and Treasurer, and from November 1976 to September 1980, he was Vice President Finance, of Texas Oil and Gas Corporation. Mr. Schrauff is a Certified Public Accountant and Certified Financial Planner. He is a member of the American Institute of Certified Public Accountants, the Texas Society of Certified Public Accountants and the Financial Executives Institute.

  Rex A. Sebastian has been a Director of Hallwood since June 8, 1999. He was a director of the general partner of HEP from March 1997 until June 1999. He served as Senior Vice President-Operations of Dresser Industries, Inc. from January 1975 until his retirement in July 1985. He joined Dresser in 1966. Mr. Sebastian is now a private investor.

  Bill M. Van Meter has served as a Director of Hallwood since June 8, 1999. From September 1996 until June 1999, Mr. Van Meter was a director of Hallwood Consolidated. From 1986 until May 1996, Mr. Van Meter was President of the Energy Companies of ONEOK division of ONEOK Inc. From 1958 to 1996, Mr. Van Meter was employed by both major and independent oil companies. Mr. Van Meter is now a private investor.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  The Board met five times during the 2000 fiscal year and acted once by unanimous written consent. The Board has two standing committees: the Audit Committee and the Compensation Committee. Information set forth below about these committees tells the number of meetings held by each of these committees. Mr. Holinger attended fewer than 75%, in the aggregate, of the total number of meetings of the Board and the total number of meetings of the committee on which he served.

  Audit Committee--The Audit Committee reviews the annual audit report and Hallwood's accounting practices and procedures and recommends to the Board the firm of independent accountants to be engaged each year. The Audit Committee is composed of Mr. Schrauff, who is Chairman, Mr. Collins, and Mr. Isaac. The Audit Committee met five times during the 2000 fiscal year.

  Compensation Committee--The Compensation Committee determines the annual and long-term compensation of Hallwood's executive officers. The Compensation Committee is composed of Mr. Sebastian, who is Chairman, Mr. Van Meter, Mr. Holinger and Dr. Lubliner. The Compensation Committee met twice during the 2000 fiscal year.

                           COMPENSATION OF DIRECTORS

  Directors who are not employees of Hallwood receive $20,000 per year, which is proportionately reduced if the director attends fewer than four meetings of the Board during the year. All Directors are reimbursed for their expenses incurred in attending meetings. Directors who serve on a committee of the Board receive $1,000 for each committee meeting attended if the committee meeting is not held in connection with a meeting of the Board. The chairman of each committee of the Board receives an additional annual fee of $5,000.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

  Hallwood believes that each of its officers, Directors and greater than ten-percent owners complied with all Section 16(a) filing requirements applicable to them during fiscal 2000 except that (i) Hallwood Group's Form 4 for sale of Preferred Stock was filed late and (ii) Hans-Peter Holinger's Form 3 for receipt of options was filed late.

                            EXECUTIVE COMPENSATION

  The following table sets forth the aggregate cash compensation paid for services rendered during the 1998, 1999, and 2000 fiscal years by (i) Hallwood's Chief Executive Officer and (ii) Hallwood's four other most highly compensated executive officers who were serving as executive officers at the end of the 2000 fiscal year (collectively, the "Named Executive Officers"). Amounts shown for 1998 and January 1, 1999 through June 8, 1999 were paid by HEP and Hallwood Consolidated.

                          SUMMARY COMPENSATION TABLE

                                                     Long Term
                          Annual Compensation      Compensation
                         ---------------------- -------------------
                                                Securities
                                                Underlying
    Name & Principal                             Options/    LTIP      All Other
        Position         Year  Salary   Bonus    SARs(#)   Payouts  Compensation(1)
    ----------------     ---- -------- -------- ---------- -------- ---------------
Anthony J. Gumbiner(1)   2000 $300,000 $497,100   71,300   $230,884           0
 Chief Executive Officer 1999 $168,333 $ 75,000  198,000   $ 66,208           0
                         1998        0        0      (3)        (4)           0
William L. Guzzetti      2000 $204,811 $591,100   42,200   $ 67,878    $  5,100
 President and Chief     1999 $204,811 $171,000  117,000   $ 23,251    $  4,800
 Operating Officer       1998 $204,811 $162,800      (3)   $ 30,523    $  4,800
Russell P. Meduna        2000 $163,664 $486,100   31,600   $ 67,878    $  5,100
 Executive Vice          1999 $163,664 $ 88,000   88,500   $ 23,251    $  5,375
 President               1998 $163,664 $ 99,000      (3)   $ 30,523    $  4,800
Cathleen M. Osborn       2000 $119,614 $328,700   22,200   $ 47,721    $  5,672
 Vice President and      1999 $119,614 $ 47,000   61,500   $ 16,956    $  4,800
 General Counsel         1998 $119,614 $ 74,500      (3)   $ 21,458    $  4,800
William J. Baumgartner   2000 $129,135 $352,500   22,200   $ 12,396    $102,066
 Vice President          1999 $ 14,604 $ 10,000   61,500          0    $ 21,112

--------
(1) Employer contribution to 401(k); relocation reimbursements paid to Mr. Baumgartner of $102,066 and $21,112 in 2000 and 1999, respectively; and service awards of $572 paid to Ms. Osborn in 2000 and $575 paid to Mr. Meduna in 1999.
(2) The amount shown in the table for 1999 is for the period from June 9, 1999 through December 31, 1999. During 1998, HEP and Hallwood Consolidated participated in a consulting agreement between Hallwood Petroleum and Hallwood Group pursuant to which Hallwood Group received a fee of $550,000 for each year from affiliates of Hallwood Petroleum. A fee of $241,388 was paid under the agreement for the period January 1, 1999 through June 8, 1999. The consulting services were provided by HSC Financial Corporation ("HSC Financial"), through the services of Mr. Gumbiner and a former director of Hallwood, and Hallwood Group paid the annual fee it received to HSC Financial.
(3) Consists of the following options to acquire HEP Class C units granted in 1998. These options have terminated.
(4) Payments were made to HSC Financial, with which Mr. Gumbiner is associated, in the amount of $67,977 for 1998.

                                                                   Securities
                                                                   Underlying
   Name                                                         Options/SARs (#)
   ----                                                         ----------------
   Anthony J. Gumbiner.........................................      34,588
   William L. Guzzetti.........................................      16,588
   Russell P. Meduna...........................................      14,188
   Cathleen M. Osborn..........................................      10,024

  The following table sets forth information with respect to all stock options granted in fiscal 2000 to the Named Executive Officers.

                     Option/SAR Grants in Last Fiscal Year

                                                                         Potential Realized Value at
                                                                           Assumed Annual Rates of
                                                                          Stock Price Appreciation
                                               Individual Grants             for Option Term(2)
                                       --------------------------------- -----------------------------
                           Number of    % of Total
                           Securities  Options/SARs Exercise
                           Underlying    Granted     or Base                  5%              10%
                          Options/SARs Employees in   Price   Expiration     $6.51           $9.01
Name                       Granted(1)  Fiscal Year  ($/Share)    Date     Share Price     Share Price
----                      ------------ ------------ --------- ---------- -------------   -------------
Anthony J. Gumbiner.....     71,300         30        4.625    1/28/07         $134,247     $312,851

William L. Guzzetti.....     42,200         18        4.625    1/28/07         $ 79,456     $185,166

Russell P. Meduna.......     31,600         13        4.625    1/28/07         $ 59,498     $138,655

Cathleen M. Osborn......     22,200          9        4.625    1/28/07         $ 41,799     $ 97,410

William J. Baumgartner..     22,200          9        4.625    1/28/07         $ 41,799     $ 97,410

--------
(1) Options have a seven-year term and vest cumulatively over three years at the rate of 1/3 on each of the date of grant and the first two anniversaries of the grant date. All options vest immediately in the event of certain changes in control of Hallwood.
(2) Securities and Exchange Commission Rules require calculation of potential realizable value assuming that the market price of the Common Stock appreciates in value at 5% and 10% annualized rates. At a 5% annualized rate of appreciation, the Common Stock price would be $6.51 at the end of seven years. At a 10% annualized rate of appreciation, the Common Stock price would be $9.01 at the end of seven years. No gain to an executive officer is possible without an appreciation in Common Stock value, which will benefit all holders of Common Stock. The actual value an executive officer may receive depends on market prices for the Common Stock, and there can be no assurance that the amounts reflected will actually be realized.

  No options were exercised by executive officers in 2000. The following table sets forth the value of options held by the executive officers at December 31, 2000.

   Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR
                                    Values

                          Number of Securities Underlying     Value of Unexercised
                            Unexercised Options/SARs at   In-the-Money Options/SARs at
                                    FY-End (#)                     FY-End ($)
Name                       Exercisable/Unexercisable(1)   Exercisable/Unexercisable(2)
----                      ------------------------------- ----------------------------
Anthony J. Gumbiner.....           23,767/47,533                115,864/231,723
William L. Guzzetti.....           14,067/28,133                 67,577/137,148
Russell P. Meduna.......           10,534/21,066                 51,353/102,697
William J. Baumgartner..            7,400/14,800                 36,075/72,150
Cathleen M. Osborn......            7,400/14,800                 36,075/72,150

--------
(1) Options have a seven-year term and vest cumulatively over three years at the rate of 1/3 on each of the date of grant and the first two anniversaries of the grant date. All options vest immediately in the event of certain changes in control of Hallwood, including completion of the Offer.
(2) The exercise price of the options is $4.625 per share. The closing price of the Common Stock was $9.50 on December 31, 2000.

  The executive officers and key employees of Hallwood participate in a phantom working interest plan that is intended to provide incentive and motivation to increase the oil and gas reserves of Hallwood and to continue their employment with Hallwood. In 2000, the Compensation Committee determined the portion of Hallwood's interests in the cash flow from certain wells drilled, recompleted or enhanced during that year, called the "plan year," which will be allocated to participants in the plan and the percentage of the remaining net present value of estimated future production from domestic wells for which the participants will receive payment in the sixth year of an award. The portion allocated to participants in the plan is referred to as the "plan cash flow." The Compensation Committee then determines which key employees and consultants may participate in the plan for the plan year and allocates the plan cash flow among the participants. Awards under the plan do not represent any actual ownership interest in the wells. Awards are made in the Compensation Committee's discretion. The treatment of phantom working interests upon a change of control is described in "Change of Control Arrangements" of this Information Statement.

  The following table describes awards to the Named Executive Officers of Hallwood for 2000 under the phantom working interest plan.

              Long-Term Incentive Plan Awards in Last Fiscal Year

                                         Performance or    Estimated Future
                          Percentage of   Other Period  Payouts under Non-Stock
Name                      Plan Cash Flow  Until Payout   Price-Based Plans(1)
----                      -------------- -------------- -----------------------
Anthony J. Gumbiner(2)...      25.0           2005              $69,574
William L. Guzzetti......      7.50           2005              $20,872
Russell P. Meduna........      7.50           2005              $20,872
William J. Baumgartner...      5.71           2005              $15,903
Cathleen M. Osborn.......      5.71           2005              $15,903

--------
(1) These amounts are estimates based on estimated reserve quantities and future prices. Because of the uncertainties inherent in estimating quantities of reserves and prices, it is not possible to predict cash flow or remaining net present value of estimated future production with any degree of certainty.
(2) The award was made to HSC Financial, with which Mr. Gumbiner is associated.

                        CHANGE OF CONTROL ARRANGEMENTS

  The summaries and descriptions of the Separation Agreements and Agreements Regarding Amended and Restated Phantom Working Interest Incentive Plan of Hallwood Energy Corporation are qualified in their entirety by reference to each such agreement, which have been filed as exhibits (e)(3) through (e)(7), (e)(10) and (e)(11) to this Schedule 14D-9 and are incorporated herein by reference.

  Separation Agreements. Upon a change of control of Hallwood, provided that the Named Executive Officer (i) is an employee of Hallwood or (ii) the Named Executive Officer's employment with Hallwood is involuntarily terminated for reasons other than for cause (provided, however, that William L. Guzzetti and Anthony J. Gumbiner are eligible to receive benefits under the Separation Agreements upon any termination of employment with Hallwood regardless of whether such termination is for cause): (A) such Named Executive Officer will be entitled to receive a lump sum cash payment in the following amount:
William J. Baumgartner--$465,411, Anthony J. Gumbiner--$876,207, William L. Guzzetti--$956,545, Russell P. Meduna--$768,115 and Cathleen M. Osborn-- $503,192; (B) all stock options, incentive stock options, performance shares, stock appreciation rights and restricted stock awards held by the Named Executive Officer shall become one hundred percent vested and exercisable; (C) for a period of 18 months subsequent to the Named Executive Officer's termination of employment with Hallwood, Hallwood will continue at its expense all health benefits and insurance provided to the Named Executive Officer and the Named Executive Officer's dependents and beneficiaries that were being provided to the Named Executive Officer prior to his or her termination of employment and will make a lump sum payment for any additional income tax attributable to health benefits and insurance coverage and (D) the Named Executive Officer will be entitled to receive the amount set forth in the last sentence of this paragraph as consideration for the Named Executive Officer's agreement (1) not to compete with Hallwood or any of its affiliates for a period ranging from one to three years following the Named Executive Officer's termination of employment; (2) to hold certain information confidential and
(3) to refrain from hiring any person who is an employee of Hallwood for a period beginning March 29, 2001 and ending 6 months after a change of control occurs. Fifty percent of each of the amounts set forth in clause (A) and (D) above are payable to the Named Executive Officer immediately upon a change of control with the remaining fifty percent payable on the sixtieth day following the date on which a change of control occurs; provided, however, that for all Named Executive Officers other than William L. Guzzetti and Anthony J. Gumbiner, the Named Executive Officer does not voluntarily terminate employment with Hallwood or an affiliate prior to the date of a change of control other than (1) by reason of death, or permanent and total disability; or (2) because the Named Executive Officer's salary has been reduced from the level in effect immediately prior to a change of control or (3) because there has been a change in location of the Named Executive Officer's principal place of employment by more than 25 miles from the location where the Named Executive Officer was employed immediately prior to the change of control. Each Named Executive Officer will receive the following amount as consideration for his or her noncompete and no hire agreement: William J. Baumgartner--$575,000, Anthony J. Gumbiner--$1,000,000, William L. Guzzetti-- $900,000, Russell P. Meduna--$400,000 and Cathleen M. Osborn--$325,000.

  Agreement Regarding Amended and Restated Phantom Working Interest Incentive Plan of Hallwood Energy Corporation. Upon a change of control, provided that a Named Executive Officer (i) is an employee of Hallwood and a participant in its Amended and Restated Phantom Working Interest Plan or (ii) has, after March 29, 2001, but prior to a change of control, been involuntarily terminated from Hallwood other than for cause, each Named Executive Officer will be entitled to receive from Hallwood the following amount (the "Agreed Termination Value"): William J. Baumgartner--$64,871, Anthony J. Gumbiner-- $540,688, William L. Guzzetti--$143,131, Russell P. Meduna--$143,131 and Cathleen M. Osborn--$103,557. Fifty percent of the Agreed Termination Value will be paid to the Named Executive Officer upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer (the "Offer Closing Date"). The remaining fifty percent will be paid to all Named Executive Officers 60 days following the Offer Closing Date provided that each Named Executive Officer, other than Anthony J. Gumbiner and William L. Guzzetti, has not voluntarily terminated their employment with Hallwood for any reason other than (A) death or disability, (B) a reduction in the Named Executive Officer's salary from the level in effect immediately prior to a change of control or (C) a change in location of the Named Executive Officer's place of employment by more than 25 miles from where the Named Executive Officer was employed immediately prior to the change of control.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 2000, the Compensation Committee of the Board was comprised of four Directors, Mr. Sebastian, Chairman, Mr. Van Meter, Mr. Holinger and Dr. Lubliner. None of these Directors is or was an officer of Hallwood or any of its subsidiaries at any time now or in the past.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On February 18, 2000, Hallwood purchased the Preferred Stock in Hallwood owned by the Hallwood Group. Hallwood repurchased and retired 43,816 shares of Preferred Stock in this transaction for a total consideration of $303,426, or $6.925 per share. The purchase price was determined based on the average of the closing prices of the preferred stock during the five days prior to February 18, 2000, as directed in a resolution adopted by the Board of Directors.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The stock ownership table set forth below contains certain information about large stockholders of Hallwood as well as information regarding stock ownership by Hallwood's Directors and executive officers as of March 29, 2001. The table also includes information on each stockholder Hallwood knows to be the "beneficial" owner of more than five percent (5%) of Hallwood's Common Stock and Preferred Stock outstanding. A beneficial owner is the person or entity entitled to the rights and benefits associated with ownership of the stock, whether or not that person actually holds legal title. For example, a person who holds shares in "street name" with a broker is the beneficial owner, even though the broker may hold actual legal title. The table additionally includes information on the stock ownership of each Director of Hallwood, each of the Named Executive Officers of Hallwood and all executive officers and Directors of Hallwood as a group. If a person or entity listed in the table on the next page is the beneficial owner of less than one percent of Hallwood's Common Stock or Preferred Stock outstanding, this fact is indicated by an asterisk in the table. Except as otherwise noted in the footnotes to the table, each of the persons or entities named in the following table has the sole voting and investment power with respect to all shares of Common Stock and Preferred Stock of which such person or entity is the beneficial owner. The address of each of the persons or entities named in the table is based on information furnished to Hallwood by such person or entity and is such person or entity's business address. In determining the information to include in this table, Hallwood has disregarded, and therefore not listed, shares reserved for issuance under outstanding stock options except where otherwise indicated.

                                    Title
                                      of    Number of Shares
Name                                Class  Beneficially Owned Percent of Class
----                                ------ ------------------ ----------------
5% or Greater Holders
The Hallwood Group Incorporated(1)
 3710 Rawlins Street, Suite 1500
 Dallas, Texas 75219............... Common     1,440,000            14.9
Heartland Advisors, Inc.(2)
 789 North Water Street
 Milwaukee, Wisconsin 53202........ Common     1,199,175            12.4
Wellington Management Company,
 LLP(3)
 75 State Street
 Boston, Massachusetts 02109....... Common       924,200             9.6
Hall Financial Group and Hall
 Phoenix/Inwood, Ltd.(4)
 6801 Gaylord Parkway, Suite 100
 Frisco, Texas 75034............... Common       504,311             5.2
FMR Corp.(5)
 82 Devonshire Street
 Boston, Massachusetts 02109....... Common       501,828             5.2

                                  Title of   Number of Shares
Name                                Class   Beneficially Owned Percent of Class
----                              --------- ------------------ ----------------
Directors and Executive Officers
Anthony J. Gumbiner(6)(7)........ Common        1,661,134            17.2
William L. Guzzetti(6)(7)........ Common        1,564,497            16.2
                                  Preferred             6               *
Russell P. Meduna(7)............. Common           94,806               *
                                  Preferred           600
Cathleen M. Osborn(7)............ Common           66,251               *
                                  Preferred           300               *
William J. Baumgartner(7)........ Common           65,421               *
Hans-Peter Holinger(7)........... Common              666               *
Rex A. Sebastian(7).............. Common              963               *
                                  Preferred            31               *
Nathan C. Collins(7)............. Common              666               *
John R. Isaac, Jr.(7)............ Common              666               *
Jerry A. Lubliner(7)............. Common              666               *
Hamilton P. Schrauff(7).......... Common              666               *
Bill M. Van Meter(7)(8).......... Common            1,166               *
                                  Preferred         2,000               *
All Directors and Executive
 Officers as a Group
 (14 persons) (6)(7)(8).......... Common        2,082,647            21.6
                                  Preferred        46,819             2.1

--------
(1) Information is from the Amendment to Schedule 13D of The Hallwood Group Incorporated filed May 16, 2000.
(2) Information is from the Amendment to Schedule 13G of Heartland Advisors dated January 16, 2001. The Schedule 13G states that the shares are held in investment advisory accounts of Heartland Advisors, Inc. and that the interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company relates to more than 5% of the Common Stock.
(3) Information is from Schedule 13G of Wellington Management, Inc., dated February 13, 2001. The Schedule 13G states that Wellington acquired the shares on behalf of its investment advisor clients and that no such client owns more than 5% of the Common Stock.
(4) Information is from Schedule 13D of Hall Financial Group, Ltd. and Hall Phoenix/Inwood, Ltd. dated December 14, 2000.
(5) Information is from Schedule 13G of FMR Corp. dated February 14, 2001. The
    Schedule 13G states that the shares are held in investment advisory accounts and that the shares held in one such account, Fidelity Low Priced Stock Fund, a registered investment company, relate to more than 5% of the Common Stock.
(6) Includes 1,440,000 shares of Common Stock beneficially owned by The Hallwood Group Incorporated. Mr. Gumbiner is Chairman of the Board and Chief Executive Officer of The Hallwood Group Incorporated, and Mr. Guzzetti is Executive Vice President.
(7) The following number of shares issuable upon the exercise of currently exercisable options are included in the amounts shown: Mr. Gumbiner, 210,434 shares; Mr. Guzzetti, 124,423 shares; Mr. Meduna, 93,762 shares; Ms. Osborn, 65,421 shares; Mr. Baumgartner, 65,421 shares; Mr. Holinger, 666 shares; Mr. Sebastian, 666 shares; Mr. Collins, 666 shares; Mr. Isaac, 666 shares; Dr. Lubliner, 666 shares; Mr. Schrauff, 666 shares; Mr. Van Meter, 666 shares; other executive officers, 57,562 shares.
(8) 500 shares of Common Stock and 2,000 shares of Preferred Stock are owned by his wife's trust, of which Mr. Van Meter is the trustee.

                                                                        ANNEX B

                     [LETTERHEAD OF PETRIE PARKMAN & CO.]

                                                                 March 23, 2001

The Board of Directors
Hallwood Energy Corporation
3710 Rawlins, Suite 1500
Dallas, Texas 75219

Members of the Board:

  Pure Resources, Inc. a Delaware corporation ("Parent"), Pure Resources II, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), and Hallwood Energy Corporation, a Delaware corporation (the "Company"), propose to enter into an agreement and plan of merger (the "Merger Agreement"), which provides for, among other things, the tender offer (the "Offer") by Purchaser for all of the issued and outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights, of the Company (the "Company Common Stock") and all of the issued and outstanding Series A Cumulative Preferred Stock, par value $0.01 per share, of the Company (the "Company Preferred Stock" and, together with the Company Common Stock, the "Company Stock") at a price of $12.50 per share of Company Common Stock (the "Common Offer Price") and $10.84 per share of Company Preferred Stock (the "Preferred Offer Price"), in each case net to the seller in cash. The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company following the consummation of the Offer, as a result of which the Company will become a wholly owned subsidiary of Parent and each share of Company Common Stock and each share of Company Preferred Stock (other than such shares owned directly or indirectly by Parent or the Company) will be converted into the right to receive an amount in cash equal to the Common Offer Price or the Preferred Offer Price, respectively.

  You have requested our opinion as to whether the Common Offer Price and the Preferred Offer Price are fair from a financial point of view to the holders of the Company Common Stock and the Company Preferred Stock, respectively.

  In arriving at our opinion, we have, among other things:

   1. reviewed certain publicly available business and financial information relating to the Company, including the Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 1999 and December 31, 2000;

   2. reviewed certain estimates of the Company's oil and gas reserves, including (a) estimates of proved oil and gas reserves as of December 31, 2000 prepared by the management and staff of the Company, including proved reserves audited by Ryder Scott Company, L.P. ("Ryder Scott"), and (b) unaudited estimates of probable and possible reserves as of December 31, 2000 prepared by the management and staff of the Company;

   3. analyzed certain historical financial and operating data of the Company prepared by the management and staff of the Company;

   4. discussed the current and projected operations and prospects of the Company with the management and staff of the Company;

   5. reviewed the historical trading history of the Company Common Stock and the Company Preferred Stock;

   6. compared recent stock market capitalization indicators for the Company with the recent stock market capitalization indicators for certain other publicly traded independent energy companies;

   7. compared the financial terms of the Offer and the Merger with the financial terms of certain other transactions that we deemed to be relevant;

   8.  reviewed the Certificate of Designations for the Company Preferred
       Stock;

   9. reviewed a markup dated March 22, 2001 of the draft dated March 16, 2001 of the Merger Agreement; and

  10. reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we have deemed necessary or appropriate.

  In preparing our opinion, we have assumed and relied upon, without assuming any responsibility for, or independently verifying the accuracy and completeness of, any information supplied or otherwise made available to us by the Company. We have further relied upon the assurances of the management of the Company that it is unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management of the Company and Ryder Scott relating to the oil and gas properties of the Company. We have not made an independent evaluation or appraisal of the assets or liabilities of the Company or, except for the estimates of oil and gas reserves referred to above, been furnished with such an evaluation or appraisal. In addition, we have not assumed any responsibility for conducting, and have not conducted, any physical inspection of the properties or facilities of the Company. We have assumed that the final form of the Merger Agreement will be substantially similar to the draft reviewed by us and that the Offer and the Merger will be consummated on the terms contemplated by the Merger Agreement.

  Our opinion relates solely to the fairness from a financial point of view of the Common Offer Price and the Preferred Offer Price to be received by the holders of the Company Common Stock and the Company Preferred Stock, respectively, in the Offer and the Merger. This opinion is for the use and benefit of the Board of Directors of the Company and does not constitute a recommendation to any holder of the Company Common Stock or the Company Preferred Stock as to whether such holder should tender any shares pursuant to the Offer or how such holder should vote on the Merger. We have not been asked to consider, and this opinion does not address, the after-tax consequences of the Offer or the Merger to any particular holder of Company Stock. As you are aware, we have acted as financial advisor to the Company in connection with the Offer and the Merger, and we will receive a fee from the Company for such services, a substantial portion of which is contingent upon the consummation of the Merger, and we will receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In addition, in the ordinary course of our business, we or our affiliates may trade in the debt or equity securities of the Company and Parent for the accounts of our customers or for our own account and, accordingly, may at any time hold a long or short position in such securities.

  Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Offer Price and the Preferred Offer Price are fair from a financial point of view to the holders of the Company Common Stock and the Company Preferred Stock, respectively.

                                          Very truly yours,

                                          /s/ Jon C. Hughes
                                          Petrie Parkman & Co., Inc.

[LETTERHEAD OF DAIN RAUSCHER WESSELS]
                                                                         ANNEX C


March 29, 2001

                          PRIVILEGED AND CONFIDENTIAL

Special Committee of the Board of Directors
Hallwood Energy Corporation
3710 Rawlins, Suite 1500
Dallas, Texas 75219-4236

Gentlemen:

  You have requested our opinion as to the fairness, from a financial point of view, to the existing holders (collectively referred to herein as "Shareholders") of common stock, par value $0.01 per share ("Common Stock") and Series A Cumulative Preferred Stock, par value $0.01 per share ("Preferred Stock" and together with the Common Stock, the "Company Stock") of Hallwood Energy Corporation, a Delaware corporation (the "Company"), of the respective consideration to be received by such holders of Company Stock as set forth in the draft of the Agreement and Plan of Merger, dated March 28, 2001 (the "Merger Agreement"), by and among the Company, Pure Resources, Inc., a Delaware corporation ("Pure") and Pure Acquisition, Inc. ("Purchaser") a Delaware corporation and a direct, wholly-owned subsidiary of Pure. Pursuant to the Merger Agreement, the Purchaser has agreed to commence a tender offer (the "Offer") to purchase (i) all the outstanding shares of the Company's Common Stock, including the associated preferred stock purchase rights, at a price of $12.50 per share net to the holders thereof in cash, and (ii) all the outstanding shares of Preferred Stock, at a price of $10.84 per share net to the holders thereof in cash. The respective prices payable in the Offer for shares of Company Stock are herein referred to as the "Offer Price." The Merger Agreement provides for the merger (the "Merger") of the Purchaser into the Company whereby each issued share of Company Stock not owned directly or indirectly by Pure or the Company shall be converted into the right to receive an amount in cash equal to the Offer Price. The Offer and the Merger are collectively referred to herein as the "Transaction." The terms and conditions of the Transaction are set forth more fully in the Merger Agreement.

  In connection with our review of the Transaction and in arriving at our opinion described below, we have reviewed certain business and financial information relating to the Company. We have among other things: (i) reviewed the latest draft of the Merger Agreement and related documents and assumed there were no material changes therefrom; (ii) reviewed the Annual Report on Form 10-K for the years ended December 31, 1999 and December 31, 2000 and the Quarterly Reports on Form 10-Q and related unaudited financial information for certain interim periods, including the quarterly periods ended September 30, 2000, June 30, 2000 and March 31, 2000, of the Company; (iii) reviewed the Proxy Statement filed on Schedule 14A dated April 7, 2000, of the Company; (iv) met with certain members of the Company's senior management team to discuss the Company's past and current business operations, financial condition and future prospects; (v) reviewed certain operating and financial information of the Company, including projections and operating assumptions, provided to us by the

Company relating to its business and prospects; (vi) reviewed certain estimates of proved and non-proved oil and natural gas reserves and future production, revenue, operating costs and capital costs as of December 31, 2000 for the Company prepared by the Company and discussed these estimates with both the Company and Ryder Scott Company, independent petroleum consultants to the Company; (vii) reviewed historical market prices and trading volumes for the Company's Common Stock; (viii) reviewed publicly available financial data and stock market performance data of certain publicly held companies that we deemed generally comparable to the Company; (ix) reviewed the financial terms of certain other exploration and production company business combinations that we deemed relevant; and (x) considered such other information and conducted such other analyses and investigations as we deemed appropriate under the circumstances.

  With your permission, we have assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for us, or publicly available, for purposes of this opinion, and have further relied upon the assurances of the Company that they are not aware of any facts that will make such information inaccurate or misleading in any respect material to our analyses. We have neither made an appraisal nor have we conducted a physical inspection of the assets or liabilities of the Company, nor have we been furnished with any such evaluation or appraisal. We have assumed that the financial forecast and projection information provided to us by the Company as well as the information concerning the expected business and operating results of the Company have been reasonably determined on bases reflecting the best currently available estimates and judgments of the management of the Company as to the Company's future financial performance. We have further assumed that, in all material respects, such forecasts and projections will be realized in the amounts and at the times indicated thereby. We express no view as to such forecast or projection information or the assumptions on which they were based. We have relied as to all legal, accounting and tax matters with respect to the Transaction and the Merger Agreement on legal counsel and accountants to the Company. We were not authorized to negotiate the terms of the Merger Agreement, and we have based our opinion solely upon the Merger Agreement as negotiated by others. We were not asked to, and we did not, solicit third party offers with respect to a business combination with the Company.

  For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have also assumed that all necessary governmental, regulatory or other consents and approvals will be obtained and that in the course of obtaining such consents and approvals any modifications or waivers to any documents to which either the Company or Pure is party, as contemplated by the Merger Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any adverse effect on the consideration to be received by the holders of Company Stock or the time of such receipt.

  Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We will receive a fee for our services in connection with rendering our opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company or Pure for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Our opinion does not address the relative merits of the underlying decision by the Company to engage in the Transaction, or the relative merits of the Transaction compared to any alternative business strategy or transaction in which the Company might engage. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility and have no obligation to update or revise our opinion or otherwise comment upon events or circumstances occurring after the date hereof.

  Our opinion addresses solely the fairness of the respective consideration payable in the Transaction to the holders of Company Stock, and we are not expressing any opinion as to the fairness of any other terms of the Transaction. This opinion is not intended to be and does not constitute a recommendation to any Shareholder regarding whether to tender shares of the Company Stock in the Offer or as to how such Shareholder should vote on the approval and adoption of the Merger Agreement or any matter related thereto.

  Based upon our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that from a financial point of view as of the date hereof, the consideration to be received by the holders of Common Stock in the Transaction pursuant to the Merger Agreement is fair to the holders of Common Stock and that the consideration to be received by the holders of Preferred Stock in the Transaction pursuant to the Merger Agreement is fair to the holders of Preferred Stock.

                                          Very truly yours,

                                          Dain Rauscher Wessels
                                          a division of Dain Rauscher
                                           Incorporated

                                 EXHIBIT INDEX

 (a)(1)(A) Offer to Purchase dated April 10, 2001 (incorporated by reference to
           Exhibit (a)(1) to Schedule TO ("Schedule TO") filed by Pure Resource with respect to Hallwood on April 10, 2001)
 (a)(1)(B) Form of Letter of Transmittal for Common Stock (incorporated herein by reference to Exhibit (a)(2) to Schedule TO)
 (a)(1)(C) Form of Letter of Transmittal for Series A Cumulative Preferred
           Stock (incorporated by reference to Exhibit (a)(3) to Schedule TO)
 (a)(1)(D) Form of Letter of Transmittal for Unexchanged Common Stock
           Equivalents (incorporated by reference to Exhibit (a)(4) to Schedule
           TO)
 (a)(1)(E) Form of Letter of Transmittal for Unexchanged Series A Cumulative
           Preferred Stock Equivalents (incorporated by reference to Exhibit
           (a)(5) to Schedule TO)
 (a)(1)(F) Form of Notice of Guaranteed Delivery for Common Stock (incorporated by reference to Exhibit (a)(6) to Schedule TO)
 (a)(1)(G) Form of Notice of Guaranteed Delivery for Series A Cumulative
           Preferred Stock (incorporated by reference to Exhibit (a)(7) to
           Schedule TO)
 (a)(1)(H) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees (incorporated by reference to Exhibit
           (a)(8) to Schedule TO)
 (a)(1)(I) Form to Letter to Clients for Use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(9) to Schedule TO)
 (a)(1)(J) Guidelines for Certification of Taxpayer Identification Number of
           Substitute Form W-9 (incorporated by reference to Exhibit (a)(10) to
           Schedule TO)
 (a)(1)(K) Summary Advertisement as published in The New York Times on April
           10, 2001 (incorporated by reference to Exhibit (a)(11) to Schedule
           TO)
 (a)(2)* Letter to Stockholders dated April 10, 2001 and mailed to stockholders of Hallwood
 (a)(5)(A) Joint Press Release dated March 30, 2001 (incorporated by reference to Exhibit (a)(12) to Schedule TO)
 (e)(1)    Agreement and Plan of Merger dated March 29, 2001, by and among
           Hallwood Energy Corporation, a Delaware corporation, Pure Resources,
           Inc., a Delaware corporation and Pure Resources II, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Pure
           Resources, Inc. (incorporated by reference to Exhibit (d)(1) to
           Schedule TO)
 (e)(2)    Stockholders Agreement dated March 29, 2001 by and among Pure
           Resources, Inc., a Delaware corporation, Pure Resources II, Inc., a
           Delaware corporation and an indirect wholly owned subsidiary of Pure
           Resources, Inc. and those stockholders listed on the signature page thereto (incorporated by reference to Exhibit (d)(2) to Schedule TO)
 (e)(3)*   Separation Agreement dated March 29, 2001 by and between Hallwood
           Energy Corporation, a Delaware corporation and William J.
           Baumgartner
 (e)(4)*   Separation Agreement dated March 29, 2001 by and between Hallwood
           Energy Corporation, a Delaware corporation and Anthony J. Gumbiner
 (e)(5)*   Separation Agreement dated March 29, 2001 by and between Hallwood
           Energy Corporation, a Delaware corporation and William L. Guzzetti
 (e)(6)*   Separation Agreement dated March 29, 2001 by and between Hallwood
           Energy Corporation, a Delaware corporation and Russell P. Meduna
 (e)(7)*   Separation Agreement dated March 29, 2001 by and between Hallwood
           Energy Corporation, a Delaware corporation and Cathleen M. Osborn
 (e)(8)    Noncompetition Agreement dated March 29, 2001 by and among Pure
           Resources, Inc., a Delaware corporation, Hallwood Energy Corporation and The Hallwood Group Incorporated (incorporated by reference to
           Exhibit (d)(3) to Schedule TO)
 (e)(9)    Stock Option Agreement dated March 29, 2001 by and among Pure
           Resources, Inc., a Delaware corporation, Pure Resources II, Inc. a
           Delaware corporation and an indirect wholly owned subsidiary of Pure
           Resources, Inc. and Hallwood Energy Corporation, a Delaware corporation (incorporated by reference to Exhibit (d)(4) to Schedule
           TO)

 (e)(10)* Form of Agreement Regarding Amended and Restated Phantom Working
          Interest Incentive Plan of Hallwood Energy corporation dated March
          29, 2001 by and between Hallwood Energy Corporation and William L.
          Guzzetti and Anthony J. Gumbiner
 (e)(11)* Form of Agreement Regarding Amended and Restated Phantom Working
          Interest Incentive Plan of Hallwood Energy Corporation dated March
          29, 2001 by and between Hallwood Energy Corporation and those individuals listed in Schedule 1 to the Agreement
 (e)(12)  Confidentiality Agreement dated December 14, 2000 by and between
          Hallwood Energy Corporation, a Delware corporation and Pure
          Resources, Inc., a Delwaware corporation (incorporated by reference to Exhibit (d)(5) to Schedule TO)

--------
*  filed herewith

                                      E-2